UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	_________________ to _________________

Commission file number: 001-35593

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HomeTrust Bank KSOP Plan (f/k/a HomeTrust Bank 401(k) Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, North Carolina 28801

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)

Required Information

The HomeTrust Bank KSOP Plan (f/k/a HomeTrust Bank 401(k) Plan) (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of Dixon Hughes Goodman LLP.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)

Report of Independent Registered Public Accounting Firm
Participants of HomeTrust Bank KSOP Plan (f/k/a HomeTrust Bank 401(k) Plan)
Asheville, North Carolina

We have audited the accompanying statements of net assets available for benefits of the HomeTrust Bank KSOP Plan (f/k/a HomeTrust Bank 401(k) Plan) (the “Plan”) as of June 30, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended June 30, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2015 and 2014, and the changes in net assets available for benefits for the year ended June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of June 30, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
December 21, 2015

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Statements of Net Assets Available for Benefits
June 30, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value:
Mutual funds	$16,953,873	$16,617,566
Common collective trust funds	2,771,044	1,584,311
Fixed income guaranteed option	5,189,850	4,952,751
HomeTrust Bancshares, Inc. common stock	4,366,421	4,236,625
Total investments	29,281,188	27,391,253
Receivables:
Notes receivable from participants	809,884	781,523
Participant contributions	1,485	62,660
Employer contributions	1,375	47,270
Total receivables	812,744	891,453
Net Assets Available for Benefits	$30,093,932	$28,282,706
The accompanying notes are an integral part of these financial statements.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2015

Additions To Net Assets Attributed To:
Investment income:
Net depreciation in fair value of investments	$(520,639)
Dividends and interest	933,558
Total investment income	412,919

Interest income on notes receivable from participants	33,416

Contributions:
Employer contributions	1,286,594
Participant contributions	1,774,077
Rollover contributions	1,130,488
Total contributions	4,191,159

Total Additions	4,637,494

Deductions From Net Assets Attributed To:
Benefits paid to participants	2,814,444
Administrative expenses	11,824
Total Deductions	2,826,268

Net Increase	1,811,226

Net Assets Available for Benefits
Beginning of year	28,282,706
End of year	$30,093,932
The accompanying notes are an integral part of these financial statements.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2015 and 2014

Note A – Description of the Plan
The following description of the HomeTrust Bank KSOP Plan (f/k/a HomeTrust Bank 401(k) Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all eligible employees of HomeTrust Bank, N.A. and its subsidiary (the "Company") who are age 21 or older. Employees are eligible to make elective deferrals and receive Company matching contributions once they have been employed for 30 days but are not eligible for Company discretionary contributions until they have attained one year of service. Plan entry dates are the first day of each calendar quarter month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Effective July 1, 2015, the employee stock ownership plan ("ESOP") of HomeTrust Bancshares, Inc., the parent company of the Company was merged into the Plan to form the HomeTrust Bank KSOP Plan ("KSOP"). All shares of HomeTrust Bancshares, Inc. common stock allocated to an ESOP participant were moved to a separate individual account in the KSOP for that participant, while all unallocated shares were recorded as assets in the KSOP and the loan to HomeTrust Bancshares, Inc. was recorded as a liability of the KSOP. The value of the allocated shares at July 1, 2015 totaled $2,559,982 Certain Plan provisions affecting participant plan eligibility and diversification related to the transferred Plan assets were amended in the KSOP.
Contributions
Each year, participants may contribute up to the maximum amount allowed under the Internal Revenue Code ("IRC"). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). Participants may change their deferral at any time.
The Company matches 100 percent of the first 6% of compensation that a participant contributes to the Plan. Additionally, the Company may make an additional discretionary contribution. Participants must have worked at least 1,000 hours and be employed on the last day of the plan year to be eligible for the additional discretionary contribution. Disabled or retired employees as defined by the Plan are also eligible for the additional discretionary contribution. There were no discretionary contributions for the 2015 Plan year. Contributions are subject to certain IRC limitations.
Participant Accounts
Each participant account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings and charged with plan administrative expenses and plan losses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investment Options
Participants may direct employee and Company matching contributions, including any discretionary contributions, to any of the Plan's investment options. As of June 30, 2015, the Plan's investment options include mutual funds, common collective trust funds, a fixed income guaranteed option, and HomeTrust Bancshares, Inc. common stock.
Notes Receivable from Participants
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested balance. Loan terms range from one to five years but may be longer for the purchase of a primary residence. The loans are secured by the balance in the participant's vested account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates were 4.25% as of June 30, 2015. Principal and interest are paid through payroll deductions.
Vesting
Participants are immediately vested in participant contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant's share of employer contributions vests in 20% increments for years two through six, with the participant being 100% vested after six years of service.
Forfeited Accounts
Forfeitures of participants' nonvested accounts are applied to reduce future employer contributions. At June 30, 2015 and 2014, there were $494 and $1,372, respectively, of forfeited nonvested accounts that had not yet been utilized. During 2015, employer contributions were reduced by $82,148 from forfeited nonvested accounts.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2015 and 2014

Payment of Benefits
On termination of service due to death, disability, retirement,or other terminations of employment, a participant or, in the case of death, the participant's beneficiary, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, an annuity, or roll-over their vested interest to a qualified plan or IRA.
Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.
Note B – Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note E for further discussion of fair value measurements.
As of June 30, 2015 and 2014, the Plan has a fixed income guaranteed investment option. This investment is an investment contract which is required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract is fully benefit-responsive. There is no adjustment for the year ended June 30, 2015 and June 30, 2014 because the contract value of the fixed income guaranteed investment option approximates fair value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Subsequent Events
The Plan evaluated subsequent events through the date that these financial statements were issued. See Note A "General" for discussion of subsequent events.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, "Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)." The ASU removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under the ASU to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. This guidance is effective for annual reporting periods beginning after December 15, 2015, with retrospective application to all periods presented. The adoption of this guidance is not expected to be material to the Plan’s financial statements.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2015 and 2014

In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. The impact from this guidance on the Plan's financial statements and footnotes is currently being evaluated.
Note C – Income Tax Status
As of January 1, 2013 the plan document was restated when the Plan changed trustees to Principal Life Insurance Company ("Principal"). As discussed in Note A, an additional restatement of the Plan occurred effective July 1, 2015. The Plan has not yet obtained a determination letter from the Internal Revenue Service ("IRS") stating that the restated plan and related trust are in compliance with the applicable requirements of the IRC. The plan administrator believes that the restated plan document is designed and is currently being operated in compliance with applicable requirements of the IRC.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for periods ending prior to June 30, 2012.
Note D – Investments
The following table presents the fair value of investments that represent five percent or more of the Plan's net assets available for benefits at June 30:

	2015	2014
Principal Fixed Income Guaranteed Option	$5,189,850	$4,952,751
MFS Utilities Fund	2,891,551	3,606,575
Edge Asset Management Capital Appreciation	1,893,292	1,668,332
Franklin Income Fund	4,643,628	5,280,254
HomeTrust Bancshares, Inc. Common Stock	4,366,421	4,236,625
During the year ended June 30, 2015, the Plan's investments (including investments bought and sold as well as held during the year) depreciated in value by $520,639 as follows:

Mutual Funds	$(829,581)
Common Collective Trust Funds	52,990
HomeTrust Bancshares, Inc. Common Stock	255,952
$(520,639)
Note E – Fair Value Measurements
GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2015 and 2014

The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices available in active markets for identical investments as of the reporting date;

Level 2:
Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3:
Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at June 30, 2015 and 2014.
Common Collective Trust Funds
The net asset value ("NAV"), as provided by the trustee, is issued as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.
HomeTrust Bancshares, Inc. Common Stock
These investments are valued at the closing price reported on the active market on which individual securities are traded.
Mutual Funds
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.
Fixed Income Guaranteed Option
The Principal fixed income guaranteed option is reported at contract value which approximates fair value. Contract value represents the aggregation of contributions, plus interest, less withdrawals, if any (See Note F). It is considered a Level 3 investment because none of the parameters for calculating fair value of the investment are available publicly. Disclosure of unobservable inputs to fair value measurement has not been included for the contracts because quantitative unobservable inputs are not developed by the Plan when measuring fair value and have not been made available to the Plan by the sponsoring insurance company.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables present the financial assets measured at fair value on a recurring basis as of June 30:

	2015
Description	Level 1	Level 2	Level 3	Fair Value
Mutual Funds:
Long term growth	$11,970,166	$—	$—	$11,970,166
Index	340,079	—	—	340,079
Fixed income	4,643,628	—	—	4,643,628
Common collective trust funds (a)	—	2,771,044	—	2,771,044
HomeTrust Bancshares, Inc. common stock	4,366,421	—	—	4,366,421
Fixed income guaranteed option	—	—	5,189,850	5,189,850
Total investments	$21,320,294	$2,771,044	$5,189,850	$29,281,188

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2015 and 2014

	2014
Description	Level 1	Level 2	Level 3	Fair Value
Mutual Funds:
Long term growth	$10,984,711	$—	$—	$10,984,711
Index	352,601	—	—	352,601
Fixed income	5,280,254	—	—	5,280,254
Common collective trust funds (a)	—	1,584,311	—	1,584,311
HomeTrust Bancshares, Inc. common stock	4,236,625	—	—	4,236,625
Fixed income guaranteed option	—	—	4,952,751	4,952,751
Total investments	$20,854,191	$1,584,311	$4,952,751	$27,391,253

(a)
Represents investments in collective trust funds whose primary objective is to seek total return of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in the target date. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between levels for the year ended June 30, 2015.
The following table illustrates the activity of Level 3 assets measured at fair value on a recurring basis from June 30, 2014 to June 30, 2015:

Fixed Income Guaranteed Option
Fair value at June 30, 2014	$4,952,751
Interest income	71,846
Sales	(1,589,312)
Purchases	1,754,565
Fair value at June 30, 2015	$5,189,850
There were no realized or unrealized gains or losses during the year ended June 30, 2015.
Note F – Fixed Income Guaranteed Option
The Plan has a fully benefit-responsive guaranteed investment contract ("GIC") with Principal. Principal maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
The GIC is included in the financial statements at contract value which approximates fair value. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the Plan terminates its interest in the contract.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be greater than 3% or less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting. For the years ended June 30, 2015 and 2014, the average yield credited to participants was as follows:

Average yields:	2015	2014
Based on actual earnings	2.00%	2.00%
Based on interest rate credited to participants	2.00%	2.00%

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2015 and 2014

Note G – Exempt Party In-Interest Transactions
The Plan invests in certain funds and accounts managed by Principal. Principal is the Plan's trustee and third-party administrator. Such transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each contract.
Certain plan investments are shares of HomeTrust Bancshares, Inc. common stock. HomeTrust Bank, N.A. is the plan sponsor, and therefore, transactions related to this common stock, including dividend income earned by the plan, qualify as party-in-interest transactions.
Note H – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts.
Note I – Risks And Uncertainties
The Plan utilizes various investment securities. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant balances and the amounts reported in the financial statements.
Note J – Reconciliation of Financial Statements To Form 5500
The following is a reconciliation of net assets available for benefits per the accompanying 2015 and 2014 financial statements to Schedule H of Form 5500:

	June 30,
	2015	2014
Net assets available for benefits per the financial statements	$30,093,932	$28,282,706
Dividends receivable	—	2,237
Loan interest adjustment	219	—
Net assets available for benefits per the Form 5500	$30,094,151	$28,284,943
The following is a reconciliation of the net increase per the financial statements for the year ended June 30, 2015, to Schedule H of Form 5500:

Net increase in net assets available for benefits per the financial statements	$1,811,226
Loan interest adjustment	219
Dividends receivable	(2,237)
Net increase per Form 5500	$1,809,208

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
EIN 56-0181785
PLAN NUMBER 002
June 30, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue Borrower, Interest Collateral, Par or Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
*	Principal Life Insurance Company	Fixed Income Guaranteed Option		$5,189,850
	Franklin	Income Fund		4,643,628
*	HomeTrust Bancshares	Common Stock		4,366,421
	MFS	Utilities Fund		2,891,551
	Edge Asset Management	Capital Appreciation		1,893,292
*	Principal Global	Mid Cap		1,282,151
	T. Rowe Price	Large Cap Growth		1,266,140
*	Principal	Mid Cap Value		712,269
*	Principal Trust	Target 2040		654,455
	PNC Capital Advisors	Small Cap Value		633,752
*	Principal	Large Cap 500 Index		633,375
	American Funds	EuroPacific		536,833
	Edge Asset Management	Equity Income		522,964
*	Principal Trust	Target 2020		510,566
	Delaware	Small Cap Value		468,259
*	Principal	Mid Cap S&P 400 Index		404,737
	MFS	International New Discovery		401,348
*	Principal Trust	Target 2030		385,304
*	Principal	Small Cap 600 Index		323,495
	Franklin Advisers	US Government Securities Fund		281,264
*	Principal Trust	Target 2045		212,504
*	Principal Trust	Target 2015		188,431
*	Principal Trust	Target 2010		168,399
*	Principal Trust	Target 2025		165,634
*	Principal Trust	Target 2050		159,403
*	Principal Trust	Target 2055		147,053
*	Principal Trust	Target 2035		130,404
	Edge Asset Management	Income Fund		58,815
*	Principal Trust	Income Fund		48,590
*	Principal Trust	Target 2060		301
*	Participant loans***	4.25%, due through June 2030		809,884
				$30,091,072

*	Party-in-interest to the Plan.

**	Cost omitted for participant-directed investments.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)

	By:	HomeTrust Bancshares, Inc., as Plan Administrator

Date: December 21, 2015	By:	/s/Teresa White
Teresa White
Executive Vice President, Chief Administration Officer and Corporate Secretary